

May 8, 2013

<u>Via Facsimile</u>
Mr. Roland M. Larsen
Chief Executive Officer
Sharpe Resources Corporation
3258 Mob Neck Road
Heathsville, VA 22473

   Re: **Sharpe Resources Corporation**
     Form 20-F for Fiscal Year Ended
     December 31, 2011
     Filed April 30, 2012
     File No. 1-34399

Dear Mr. Larsen:

   We issued comments to you on the above captioned filings on December 21, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 22, 2013.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Bob Carroll at (202) 551-3362 or me at (202) 551-3311 if you have any questions.

          Sincerely,

          /s/ Ethan Horowitz

          Ethan Horowitz
          Branch Chief